To:	Peter Tryhane
From:	Peter T. Gelfman
Date:	August 27, 2004
Subject:	Opinion Letter re UAL Contract 155340

I am an attorney licensed to practice law in New York State. I graduated from the Yale Law School in June 1989 and was admitted to practice law in New York State in December 1989.

Since June 1, 1999, I have been employed by Sequa Corporation as a Senior Associate General Counsel.  In August 2001, in addition to my Sequa title, I was appointed a Vice President & Secretary of Chromalloy Gas Turbine Corporation.

In the summer of 2003, as an in-house attorney for Sequa, I assisted Christine Richardson with the negotiation of the UAL Contract 155340.  I reviewed various preliminary drafts of the contract and participated in discussions with representatives of United Air Lines.

I have reviewed the opinion letter dated August 26, 2004, from the law firm Davidson & Troilo concerning Article 20 of UAL Contract 155340 (the "DT August 26, 2004 Letter").

It is my opinion that no statements in the DT August 26, 2004 letter are inconsistent with New York law.

With respect to the Limitations, Assumptions and Qualifications in the DT August 26, 2004 letter, I

            ● adopt Limitation No. 4, Assumption Nos. 5, and the Qualifications;

● adopt Limitation No. 1 and Assumption No. 3 except “Texas” should be replaced with “New York” and “New York” should be replaced with “Texas”;

● can state with respect to Limitation No. 2 that Chromalloy has provided the Firm with the complete Contract document and Amendment No. 1;

● can state with respect to Assumption No. 1 that the Contract was duly authorized and executed by Chromalloy and Chromalloy believes the same to be true with respect to United;

● can state with respect to Assumption No. 2 that other than Amendment No. 1, which is about to be executed by United, the Contract has not been amended, or modified, or supplemented;

● can state with respect to Assumption No. 4 that no party is in default under the Contract and there are no Excusable Delays;

● can state with respect to Assumption No. 6 that to the best of Chromalloy’s knowledge there has not been any mutual mistake of fact, misunderstanding, fraud, duress or undue influence

● can state with respect to Assumption No.7 that it is Chromalloy intention to (a) act in good faith and in a commercially reasonable manner in the exercise of any rights or enforcement of any remedies under such documents; (b) not engage in any conduct in the exercise of such rights or enforcement of such remedies that would constitute other than fair dealing: and (c) comply with all requirements of applicable procedural and substantive law in exercise any rights or enforcing any remedies under such documents.

● can state with respect to Assumption No. 8 that to the best of Chromalloy’s knowledge the exercise of any rights or enforcement of any remedies under the Documents would not be unconscionable, result in the breach of the peace or otherwise be contrary to public policy.